UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

Ruth’s Hospitality Group, Inc.
(Name of Issuer)

Comon Stock, no par value
(Title of Class of Securities)

783332109
(CUSIP Number)

February 14, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 783332109

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 2,174,783
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 2,174,783

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,783

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions)
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

Page 2 of 7 pages

CUSIP No. 783332109

1.	Names of Reporting Persons

MFP Investors LLC(1)
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 2,174,783
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 2,174,783

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,783

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions)
IA

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

Page 3 of 7 pages

CUSIP No. 783332109

1.	Names of Reporting Persons

Michael F. Price(1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power 18,484

Number of
Shares	6.	Shared Voting Power 2,174,783
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power 18,484
With:

	8.	Shared Dispositive Power 2,174,783

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,193,267

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions)
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

Page 4 of 7 pages

CUSIP No. 783332109

Item 1.

	(a)	Name of Issuer

Ruth’s Hospitality Group, Inc.

	(b)	Address of Issuer's Principal Executive Offices

500 International Parkway, Suite 100
Heathrow, FL 32746
USA

Item 2.

	(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Michael F. Price

	(b)	Address of Principal Business Office or, if none, Residence

667 Madison Avenue, 25th Floor
New York, NY 10065

	(c)	Citizenship

MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Michael F. Price is a citizen of the United States of America.

	(d)	Title of Class of Securities

Comon Stock, no par value

	(e)	CUSIP Number

783332109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

MFP Partners, L.P. has the shared power to vote 2,174,783 shares (6.1%) of the common stock of the issuer.  As the general partner of MFP Partners, L.P., MFP Investors LLC is deemed to own 2,174,783 shares (6.1%) of the common stock of the issuer.  Michael F. Price has the sole power to vote 18,484 shares of the common stock of the issuer, and as the Managing Member of MFP Investors LLC, is deemed to have the shared power to vote 2,174,783 shares (6.1%) of the common stock of the issuer.

Page 5 of 7 pages

CUSIP No. 783332109

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for clients, including MFP Partners, L.P. which beneficially owns more than 5% of the shares of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2013
Date

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature
Name:	Michael F. Price

Page 6 of 7 pages

CUSIP No. 783332109

 EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement dated February 10, 2012 among the Reporting Persons

Page 7 of 7 pages